Exhibit 20.1
Supplemental Pharmacy Benefit Management Model Disclosure
On each of April 13 and 20, 2023, Express Scripts, Inc. (“Express Scripts”) issued a press release announcing several actions to further evolve its pharmacy benefit management (“PBM”) model. The purpose of this disclosure is to provide additional information regarding Express Scripts’ business model that is described in the 2022 Annual Report on Form 10-K of The Cigna Group. We do not consider the information contained herein to be material to making an investment decision in The Cigna Group. We do, however, believe it may be helpful to our various stakeholders who are looking to understand more about our recent announcements and our PBM model more generally. Additional information regarding Express Scripts’ PBM model can be accessed at www.ExpressScriptsFacts.com. Information on, or accessible through, this site is expressly not incorporated by reference into this disclosure beyond the information provided below. The industry metrics referenced below are based on what we believe is the most recent information that is publicly available. All financial and operational information for Express Scripts is presented on a stand-alone basis separate from the other operations of The Cigna Group.
Overview

Innovation in the pharmaceutical industry has resulted in a growing number of drugs that provide valuable medical benefits, but these same drugs are also expensive and contribute to rising health care costs for the private sector and the government. According to an article in the American Journal of Health-System Pharmacy, prescription drug spending in the United States totaled $576.9 billion in 2021, which was up 7.7% from the prior year. At the same time, the American population is aging, which is a well‐established risk factor for the development of multiple chronic diseases that in turn increase the demand for new and expensive drugs. PBMs help ensure access to these important, often life-saving drugs, while ensuring they can be obtained in an affordable way. PBMs are a key part of the health care system, working with health plans, as well as employers and other plan sponsors who provide health benefits to their employees to help drive down the cost of prescription drugs and help coordinate care programs. Most importantly, PBMs provide these benefits at a cost which is significantly lower than the benefit PBMs bring to the health care system. In 2022, based on publicly available information, the average pre-tax adjusted operating margin of PBMs was between 4.0% and 4.5%, well below any other healthcare subsectors (including pharmaceutical manufacturers), and below the 5-year average net profit margin for the S&P 500 of 11.4%.
Express Scripts’ PBM is within the Evernorth Health Services (“Evernorth”) segment of The Cigna Group. Express Scripts serves a diverse base of approximately 2,500 clients representing nearly 100 million people. In 2022 alone, Express Scripts saved consumers and clients more than $37 billion (including savings from Home Delivery Services and Specialty Services). It achieves these savings in four primary ways:

•Helping clients (employers, health plans and government programs) and customers (individuals) afford and finance their drug spend. Medications can be expensive. PBMs, including Express Scripts, aggregate the buying power of the multiple clients they serve to negotiate more affordable costs for medications that their respective populations need. This allows each client and customer that Express Scripts serves to save more on necessary and in some cases life-saving medications than they could ever achieve on their own.

Exhibit 20.1

•Providing clinical support to help ensure our clients and customers receive the outcomes they expect. Unique to Express Scripts are its SafeGuardRxSM programs that use available evidence to facilitate appropriate and effective treatments for eleven complex and costly disease states, including oncology, inflammatory conditions, multiple sclerosis and rare conditions. Not only do our programs help to limit our clients’ financial exposure through innovative value-based arrangements, they also provide proactive medication adherence coaching services to customers. Through this service, Express Scripts pharmacists are available to talk through topics such as: medication options, side effects, barriers to medication adherence and possible interactions. In 2022, approximately 86 million customers were enrolled in SafeGuardRxSM programs and, as a result, achieved better medication adherence, lower costs, higher therapy completion rates and greater clinical compliance.

•Helping our clients decide which medications to offer as part of their benefit plan. Express Scripts clients have to make a number of decisions when creating a pharmacy benefit plan, including deciding which of the hundreds of thousands of available drugs they will offer to their covered population. PBMs, including Express Scripts, utilize their expertise to support clients with designing a pharmacy benefit that works for them, including through the use of drug formulary options. A drug formulary, or preferred drug list, is a continually updated list of medications and related products supported by current evidence-based medicine, judgment of physicians, pharmacists and other experts in the diagnosis and treatment of disease and preservation of health. The primary purpose of the formulary is to encourage the use of safe, effective and affordable medications while maintaining or improving quality patient care.
•Providing administrative and care coordination services. In addition to processing claims, Express Scripts can analyze claim data to improve patient care and safety by, for example, monitoring patient drug adherence, detecting fraud, waste and abuse (which, according to a study by the Academy of Managed Care Pharmacists accounts for approximately 1%, or billions of dollars in unnecessary costs) and using models that inform prescribing doctors of the medication options that are therapeutically similar (i.e., drugs that provide similar treatment outcomes) but that would be more cost-effective for their patients’ specific situations, with the doctor and patient making the ultimate determination of what is best.

Driving Cost Savings and Transparency for Consumers and Clients

Express Scripts believes that all individuals should have access to the medications they need at affordable prices. That means special care should be taken to: (1) remove barriers to routine care and treatment for those with conditions that can be effectively managed to optimize health (e.g., chronic conditions) and (2) create programs that put more complex and costly treatments in the hands of those who need them most. In furtherance of this belief, Express Scripts has announced a series of actions designed to increase access to affordable medicines and drive greater transparency and predictability for the thousands of clients and millions of customers it serves every day.

Exhibit 20.1
Cost Savings

In April 2023, Express Scripts announced a new and innovative solution, the Copay Assurance plan, which caps consumer out-of-pocket costs for prescription drugs under a client’s prescription drug benefit. This means customers enrolled in the program will pay no more than $5 for generics and specialty generics, $25 for preferred brand drugs and $45 for preferred specialty brand drugs every time they fill their prescription. The program will immediately guarantee these lower out-of-pocket rates – customers will not have to wait to meet any deductible levels.

Additionally, Express Scripts is working with employer and health plan clients offering high deductible health plans to offer consultative options to bring better affordability and predictability. This includes: adopting the broadest lists of preventive prescription drugs that are either fully covered or covered at a discount, lowering premiums and deductibles, and increasing Health Savings Account contributions for lower-income consumers based on Internal Revenue Service income requirements.

All of this is in addition to existing programs and initiatives that Express Scripts offers, including:

•Express Scripts Patient Assurance Program, launched in 2020, caps out of pocket costs for eligible customers for select diabetes and cardiovascular medications. Customers taking insulin saved more than $18 million with point-of-sale discounts in 2022 alone, part of more than $45 million in customer savings on insulin since the program launched. In addition to capping the cost of insulin, the Patient Assurance Program has helped improve adherence by removing cost as a barrier to care.

•Express Scripts “lesser of” logic when processing a prescription claim ensures customers pay the lowest price available when picking up their medication at the pharmacy, whether that price is their co-payment or the pharmacy’s cash price for the medication. The key to “lesser of” logic is that it doesn’t require customers to take any action or price shop. In most cases, the best prescription medication price comes from our negotiated price within the benefit, but there are instances where cash discount pricing is lower, particularly for customers in high deductible health plans where the customer is responsible for the full cost of the medication until they meet their deductible.

Transparency

Express Scripts also believes in providing our clients and customers the transparency they need to understand the value they are getting. We have developed several innovations, including those described below, for our customers and clients to increase transparency and help them to better understand the value we deliver.

Express Scripts recently announced that starting in 2024, all prescriptions will include an easy-to-understand digital pharmacy benefits statement for consumers that will share drug price information, out-of-pocket costs and the value delivered by Express Scripts. This benefit will be implemented across all of the nearly 64,000 pharmacies in Express Scripts’ networks, including

Exhibit 20.1
Accredo® specialty pharmacy and Express Scripts Pharmacy, which are not part of the Express Scripts’ PBM business.

This is in addition to the transparency initiatives that Express Scripts has already implemented, including:

•Express Scripts Real Time Prescription Benefit helps to simplify the patient’s experience with their prescriber and improve transparency of drug costs. Express Scripts uploads patient-specific information and pricing information directly into the physician’s Electronic Health Record within seconds. Physicians using electronic prescribing have access to the following information to inform prescribing decisions: alternative drugs and associated details, such as generic versus brand pricing; coverage information, including electronic prior authorization requirements, step therapy requirements, or quantity limits; and the patient’s cost through each pharmacy dispensing channel: retail, home delivery or specialty pharmacy.

•Express Scripts also directly provides customers real-time pricing information, customized to their individual plans, via the Express Scripts website and mobile app, so patients can choose the pharmacy that provides the most affordable dispensing option. Express Scripts’ medication pricing tool allows customers to compare prescription options, based on health care needs, real-time costs and plan benefits. Customers can then determine if a medication is covered under their plan, and how much it will cost at local participating retail pharmacies, as well as through home delivery (if available). Additionally, costs for generic medications, when available, are displayed when searching for brand-name drugs. Cost estimates for 30- and 90-day supplies are personalized, based on the customer’s benefits. Finally, alerts appear for medications with coverage limitations (e.g., quantity limits and prior authorizations). Express Scripts’ innovations help better inform patients of their cost sharing and treatment options, thereby improving affordability and predictability.

Our New Transparent Client Offering
Express Scripts’ new ClearCareRx program offers employer, health plan and government employer clients the option of a transparent economic model by providing clear and predictable costs for prescription drug benefits:
•Clients pay exactly what Express Scripts pays pharmacies for a prescription.
•Clients receive 100% of drug rebates that Express Scripts receives.
•Clients pay one simple fee to cover the administration of pharmacy benefits, PBM product services and, reporting and analytics.
•Provides guarantees that keep Express Scripts accountable to clinical and financial performance measures, including improvements in drug performance, adherence, and overall patient outcomes.

This new offering will add to the choices already available to clients to finance the cost of the services that Express Scripts provides.

Exhibit 20.1
Clients not participating in ClearCareRx will continue to customize the pricing model they select for the value that Express Scripts delivers. A key principle underlying Express Scripts’ overall pricing models is client choice. Clients’ needs vary significantly. Some prefer predictability, some value cash flow, while others prioritize visibility into discounts that Express Scripts negotiates with its network of retail pharmacies and other providers. Generally, clients will issue requests for proposal (RFPs) that specify the financing mechanism and other features that will meet their particular needs. Express Scripts responds to those RFPs with a package of products and services to best address those needs. The marketplace for the services Express Scripts provides is highly competitive and the majority of clients are sophisticated purchasers that are utilizing the services of consultants and brokers to secure the highest service levels and savings available to them. Clients typically have three-year contracts with terms that allow them to ensure that pricing remains competitive throughout the life of the contract.
Clients can choose to finance the services provided by Express Scripts through any of following mechanisms: (1) administrative fees; (2) value-sharing arrangements on the discounted pricing Express Scripts negotiates with retail pharmacies (“spread pricing”); and/or (3) value sharing arrangements on rebate savings. Many of these arrangements include a “guarantee” in which Express Scripts guarantees a minimum discount that a client will receive from drug manufacturers and/or retail pharmacies, which represents the maximum price that a client will pay for prescription drugs. If Express Scripts is not able to secure the discount that has been guaranteed, Express Scripts recognizes a loss; and therefore is at risk based on its ability to perform.
Each of these pricing arrangements is described more fully below.
Pass Through Pricing Model. In this model, Express Scripts passes through the discounted pricing that it has negotiated for prescription drugs with its network of retail pharmacies and other providers. In a pass through arrangement, the client typically pays Express Scripts administrative fees for the services it provides, such as claims adjudication, retail network management, formulary management, clinical programs and utilization management programs. The amount of fees Express Scripts earns is driven by the specific services and customization it provides to clients in a highly competitive marketplace.
Spread Pricing Model. Clients select the pricing model that determines how and whether they will share in the discounts that Express Scripts negotiates with retail pharmacies. In the spread pricing model, the client elects predictable aggregate pricing guarantees (and Express Scripts takes on the pricing risk) for prescription drugs dispensed by Express Scripts’ contracted retail pharmacies. The client does not generally pay administrative fees for claims adjudication, network management, formulary management and other core administrative services the PBM provides. Under a spread arrangement, if the rate paid by a client for prescription drug claims exceeds the rate contracted with a particular pharmacy, ESI will realize a positive margin on the applicable claim. The reverse also may be true, resulting in negative margin for ESI. Incremental value retained by Express Scripts under a spread arrangement represents value sharing and Express Scripts’ compensation for providing a number of services. The actual discount secured by Express Scripts is dependent upon its negotiations with its network of pharmacies. The actual amount of gain or loss experienced by Express Scripts is further impacted by the client’s drug utilization mix. Express Scripts’ clients have the option to choose either a spread or a pass through pricing model.

Exhibit 20.1
In April 2023, Express Scripts committed to provide clients who choose spread pricing arrangements with enhanced financial and fee disclosure regarding their spread pricing arrangements for Form 5500 reporting and other plan administration functions beginning with the 2023 plan year. The Form 5500 Series is a compliance, research and disclosure tool for the U.S. Department of Labor, other Federal agencies and Congress, as well as for plan participants and beneficiaries, and the private sector to assess employee benefit, tax and economic trends and policies. Express Scripts will provide the same level of increased disclosure to its non-ERISA (Employee Retirement Income Security Act of 1974) clients to help support them in understanding the services Express Scripts provides.
Value Sharing Arrangements on Rebate Model. Express Scripts negotiates to obtain additional discounts based on the utilization of certain prescription drugs and supplies. These additional discounts can be paid to Express Scripts in the form of a rebate. While clients have options with respect to their rebate arrangements, in 2022, Express Scripts shared over 95% of the rebates it received with its PBM clients, and two-thirds of Express Scripts’ clients received 100% of rebates. In most rebate pricing arrangements, clients receive the greater of a minimum rebate guarantee or a contractually agreed upon percentage of rebates. Some clients have elected to receive less than 100% of rebates, or to receive only a minimum guaranteed rebate amount. In most rebate arrangements, Express Scripts takes on the risk of securing the rebate value necessary to meet the value guaranteed to its client. The actual amount of value secured by Express Scripts is dependent upon the result of its negotiations for rebates. The actual amount of gain or loss experienced by Express Scripts is further impacted by the client’s drug utilization mix.
Rebates
A rebate is a retrospective discount off of a manufacturer’s list price based on utilization of a particular drug by a member. Pharmaceutical manufacturers decide whether to offer a rebate on any particular drug, and if so, the amount to offer. Many factors can affect the amount of the rebate including aggregate volume and purchasing power, but in general, higher rebates are achieved when a client adopts a formulary and plan design that provides greater incentives to its participants to use a formulary (preferred) drug (see description of formulary below). Rebates are not typically offered for drugs without market competition or drugs that have obtained “orphan” designation (drugs used to prevent, diagnose or treat a rare disease or condition). Rebates are also not typically offered for generic medications, which comprise the majority of medications dispensed by volume. In the first quarter of 2023, approximately 88% of all prescriptions processed by Express Scripts were generics and the vast majority of these were not subject to any rebate. In the first quarter 2023, approximately 93% of all prescriptions processed by Express Scripts had no rebate associated with them.
Rebate discounts are an important tool to drive down drug cost, and can translate into lower premiums for consumers. In May 2019, the nonpartisan Congressional Budget Office found that a proposed rule to limit the use of rebates would increase federal spending in Medicare and Medicaid by $177 billion from 2020 through 2029 due to premium increases driven by higher drug prices. A similar report from the Centers for Medicare & Medicaid Services actuaries concluded that the same proposed rule would increase government spending by $196.1 billion over a decade. A United States Government Accountability Office study in 2019 found that 99.6% of prescription drug rebates in Medicare Part D are passed through to plan sponsors and

Exhibit 20.1
used to lower costs for Medicare beneficiaries. These savings have contributed to reductions in Part D basic premiums, from $34.70 in 2017 to a projected $31.50 in 2023.
In 2019, Express Scripts and a co-founder established Ascent Health Services (“Ascent”), a group purchasing organization. Since inception, a number of additional participants have joined Ascent. Ascent’s mission is to aggregate commercial lives across health plans and pharmacy benefit management companies to negotiate greater discounts with pharmaceutical manufacturers than any of the participants in Ascent could achieve alone. Ascent negotiates directly with pharmaceutical manufacturers for rebates. For non-commercial lives, Express Scripts contracts directly with pharmaceutical manufacturers for rebates. Ascent receives limited information from participants and has robust and strict firewalls in place to ensure that any one participant’s discount or other information is not shared with other participants. By enabling commercial payers to directly contract with Ascent, payers realize the savings benefits of aggregating their purchasing volume with Express Scripts and other participants, without engaging in a direct client relationship with Express Scripts. This model drives down premiums and other costs for more customers.
Ascent is subject to regular audits from its participants, who have a contractual right to audit the operations of Ascent and its firewalls. Ascent’s annual financial results are separately audited by a leading international auditing firm.

Formularies

Express Scripts works with its clients to provide affordable access to clinically sound, high-quality medications. Drug formularies are one method of achieving this result.
The Express Scripts formulary development process is based on the following principles:
•Clinical appropriateness of the drug, safety and effectiveness, not cost, are Express Scripts’ foremost considerations.

•The prescribing physician always makes the final decision regarding an individual patient’s drug therapy.

•Express Scripts will develop clinically sound formularies based on evaluations of independent physicians.

Consistent with these principles, Express Scripts offers a variety of standard formularies. Clients, based on their own unique situation, can select a formulary that is most appropriate for their population. A medication’s placement on a formulary generally determines the availability of any rebate payable with respect to the medicine.
Express Scripts develops formularies through a four-step process involving the work of three distinct committees:
1.The Therapeutic Assessment Committee (“TAC”) is an internal clinical review body, consisting of clinical pharmacists and physicians who are employed by Express Scripts. From a formulary development perspective, the committee is tasked to review specific medications following approval by the Food and Drug Administration (“FDA”). Before discussing a new drug at TAC, Express Scripts’ clinical team conducts a search of the

Exhibit 20.1
medical literature, evaluates published data from clinical trials and develops comprehensive drug evaluation summary documents. The drug evaluation documents are developed with the aid of a wide range of resources including, but not limited to: primary literature, clinical practice guidelines and FDA-approved package inserts. The drug evaluation documents include, at a minimum: a summary of the pharmacology, safety, efficacy, dosage, mode of administration and the relative place in therapy of the medication under review compared to other pharmacologic alternatives. Following a review of the drug evaluation summary document, TAC ultimately provides a formulary placement recommendation which is shared with the Express Scripts’ National Pharmacy and Therapeutics Committee (described below). TAC formulary recommendations are merely a suggestion and cannot be formally implemented without the approval of the P&T.

2.The National Pharmacy & Therapeutics Committee (P&T”) is a group of independent, actively practicing physicians and pharmacists who are not employed by Express Scripts. The P&T is tasked to review medications from a purely clinical perspective. The committee does not have access to, nor does it consider, any information regarding Express Scripts' rebates/negotiated discounts, or the net cost of the drug after application of all discounts. The committee does not use price, in any way, to make formulary placement decisions. The P&T reviews a much broader range of formulary placement topics than TAC, including: new drug evaluations, new FDA-approved indications for existing drugs, new clinical line extensions and new published or clinical practice trends that may impact previous formulary placement decisions. The P&T can establish one of the following four formulary placement designations: include, access, optional or exclude from a formulary.

3.The Value Assessment Committee (“VAC”) considers the value of drugs by evaluating the net cost, market share and drug utilization trends of clinically similar medications. VAC consists of Express Scripts' employees from formulary management, product management, finance and clinical account management. No member of VAC can serve in any capacity on TAC (and vice-versa). VAC reviews drugs designated as “access” or “optional” by the P&T, and develops a formulary placement recommendation. VAC is required to add medications with an “include” designation to formulary, while drugs with an “exclude” designation may not be preferred on the formulary. In both cases, economic considerations are superseded by the clinical requirements of the P&T. Once complete, formulary and tier placement recommendations are then forwarded to the P&T for final approval.

4.Annual Review. On an annual basis, the P&T will review the final formulary recommendations, by drug class, for the upcoming plan year. The committee uses this opportunity to ensure adherence to previously established formulary placement recommendations, and to validate continued alignment with best medical practices. The committee also ensures that all Express Scripts national formularies cover a broad distribution of therapeutic classes and categories and that the formularies provide all enrollees and patient populations a comprehensive, clinically sound formulary.
Express Scripts’ clients often adopt Express Scripts-developed formularies as their own or use them as the foundation to create their own custom formularies. The decision to cover non-formulary medications, as well as the mechanism by which it is administered, is entirely determined by the client, not Express Scripts.

Exhibit 20.1
Our Enhanced Reimbursements and Other Initiatives to Support Independent Pharmacists
Industry commentators sometimes categorize retail pharmacies into four types:
•Chain pharmacies. Chain pharmacies are the largest and most prevalent of the four pharmacy types, representing approximately 37% of stores and 34% of prescription drug revenues in 2021. Express Scripts does not own or operate this type of pharmacy.

•Regional pharmacies (Grocers, retailers and other partners). This group can be segmented into two types: grocers (supermarkets that also have a pharmacy) and mass retail (large consumer goods retailers that also have a pharmacy). In 2021, regional pharmacies represented around 29% of stores and 15% of prescription drug revenues. Express Scripts does not own or operate this type of pharmacy.

•Independent pharmacies. Independent pharmacies handle approximately 900 million prescriptions per year generating approximately $60 billion in annual prescription revenue. In 2021, independent pharmacies represented around 34% of stores and 12% of prescription drug revenues. Most independent community pharmacies are part of collective bargaining groups called pharmacy services administrative organizations (“PSAOs”) that negotiate contracts with other parties in the pharmaceutical supply and payment chain on behalf of the pharmacies they represent. PSAOs also provide a wide range of business services to all types of pharmacies, which are necessary to run a successful pharmacy. About 83% of independent pharmacies contract with a PSAO. Over 75% of independent and small chain pharmacies contract with PSAOs owned by one of the top wholesalers (AmerisourceBergen, Cardinal Health and McKesson). Express Scripts does not own or operate this type of pharmacy.

•Home delivery pharmacies. Mail order (or home delivery) pharmacies are generally owned by PBMs and fill maintenance and specialty prescriptions. In the past 15 years, many direct-to-consumer online pharmacies have been established. In 2021, these organizations accounted for about 10% of total U.S. prescriptions. Evernorth, the parent company of Express Scripts, owns and operates a mail order pharmacy that primarily dispenses a 90-day supply of maintenance medication (e.g., medication to treat diabetes, high blood pressure and high cholesterol). Clients have the ability to choose the Evernorth mail order pharmacy as a sole and required option. Express Scripts offers clients an option to choose an Evernorth mail order pharmacy as the sole prescription fulfillment supplier. Today, approximately 3.5% of all individuals covered by Express Scripts are enrolled in this program. This excludes the Department of Defense which has its own unique benefits design. In all other cases, the Express Scripts Pharmacy is available to customers at their election, subject to applicable state regulation. Evernorth also owns and operates specialty pharmacies focused on providing medications for people with serious health conditions requiring complex therapies. These services use a unique combination of digital tools and compassionate clinical services to deliver fertility medication, nurse-administered home infusions, and care for people living with everything from rheumatoid arthritis, cancer and HIV to the rarest of rare conditions.

Exhibit 20.1
Express Scripts contracts with all of these types of pharmacies. The chart below depicts the mix of retail pharmacies in Express Scripts’ retail pharmacy network in 2022.

In April 2023, Express Scripts announced that it will increase reimbursements to pharmacies that are independently owned and unaffiliated with a drug wholesaler in areas with only one pharmacy within 10 or more miles from an Express Scripts customer. This includes enhancing performance- and incentive-based programs that pay pharmacies more when they drive better outcomes, such as dispensing 90-day supplies of prescription drugs that improve adherence. In addition, all independent rural pharmacies will have increased opportunities to participate in Express Scripts’ retail pharmacy networks.

Retail networks are critical to the ability of an employer, a health plan or a government program to deliver an affordable, accessible pharmacy benefit for their covered population. Assisting them in creating and executing a holistic pharmacy network strategy is an important service that Express Scripts provides.

Pharmacy networks are a group of pharmacies that Express Scripts contracts with to provide medication at a discounted price. Pharmacy networks are set up to help customers and clients save money, and can be any size. They can include any type of retail pharmacy.

In order for pharmacies to become a part of a pharmacy network, they have to meet certain industry standards that all PBMs require, such as patient safety, meeting government agency requirements and providing best-in-class patient care. Prospective network pharmacies complete initial credentialing as well as re-credentialing at least every three years. Once credentialing is complete, the pharmacy has to agree to a contracted fee that might also be tied to an individual’s health outcomes.

Exhibit 20.1
Just like physician networks, pharmacy networks are designed to achieve optimal access, quality and savings for clients and customers. A well-designed network strategy is more than just a list of in- and out-of-network pharmacies, but rather it is comprised of the right coverage to account for population size, geographic area, clinical goals and utilization patterns. Optimizing a pharmacy network does not equate to limiting access. In fact, there are nearly 64,000 pharmacies in the Express Scripts PBM network. By way of reference, that is more locations in the United States than McDonalds and Starbucks combined.

Express Scripts has also announced, in collaboration with other Evernorth businesses, that it will increase access to certain routine, preventive and chronic care services at independent pharmacies – driving new business growth opportunities for pharmacy owners and providing convenient care options for consumers. This includes reimbursing independent pharmacists for a variety of health screenings, testing and clinical services, such as:

•COVID-19 and other routine vaccinations;
•Trainings to empower pharmacists to recognize and combat substance use disorders, including opioid addiction and naloxone administration;
•Additional prescriptions for acute infections;
•Acute viral condition testing (i.e., influenza and strep A);
•Lifestyle counseling, such as nutrition and smoking cessation; and
•Annual behavioral health screenings.

Additionally, to fully realize the vision and potential of this initiative, Express Scripts will establish the industry’s first Independent Pharmacy Advisory Committee. The newly established committee will convene a diverse group of pharmacy leaders across rural, urban and suburban areas – all focused on continuing to drive competitive reimbursement practices, learning from each other’s business models and creating new solutions that leverage independent pharmacists to alleviate provider shortages across the health care delivery system.